OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published a “Report on the Reforms of Corporate Governance Project of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By Order of the Board
China Southern Airlines Company Limited

29 October 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin,Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

Stock Short Name: China South Air	Stock Code: 600029	Notice No.: Lin 2007-37

Report on the Reforms of Corporate Governance Project of China Southern Airlines Company Limited

The Company and all members of the board of directors warrant that the contents of this announcement are true, accurate and complete, and jointly and severally accept the liabilities for the misrepresentations, misleading statements or material omissions in this announcement.

Pursuant to the “Notice on Introduction of Matters Concerning Strengthening of Corporate Governance Project of Listed Companies” issued by the China Securities Regulatory Commission (Zheng Jian Gong Si Zhi【2007】No. 28), the “Notice on Due Performance of Relevant Tasks Regarding Corporate Governance Project of Listed Companies” by the Guangdong Securities Regulatory Commission (Guang Dong Zheng Jian【2007】No. 48) and the “Notice on Due Performance of Relevant Tasks Regarding Self-Inspection Process of Corporate Governance Project of Listed Companies” by the Guangdong Securities Regulatory Commission (Guang Dong Zheng Jian【2007】No. 57), the Company launched its corporate governance project from March 2007 to October 2007.

During the process of corporate governance project, the Company has inspected, on a case-by-case basis, the situation of its corporate governance in accordance with the Company Law, the Securities Law, other relevant laws and regulations, and the Company’s Articles of Association, Rules of Procedures of General Meetings of Shareholders, Rules of Procedures of Board Meetings, Rules of Procedures of Supervisory Committee Meetings, Rules on Information Disclosure, and other internal rules and regulations, and with due regard to the matters of self-inspection as specified in the “Strengthening of Corporate Governance Project of Listed Companies”. The Company also formulated the “Self-Inspection Report and Reform Plan for Strengthening of Corporate Governance of China Southern Airlines Company Limited” (hereinafter refer to as “Self-Inspection Report”) on the basis of the “Comments on Status of Corporate Governance of China Southern Airlines Company Limited”. The Self-Inspection Report of the Company was approved by a resolution adopted at the interim board meeting of the Company held on 4 July 2007 and was disclosed by an announcement dated 6 July 2007, which was published on the “China Securities”, “Shanghai Securities”, the website of Shanghai Stock Exchange (www.sse.com.cn), and the website of the Company (www.cs-air.com). The Self-Inspection Report was also submitted to the Guangdong Securities Regulatory Commission and the Shanghai Stock Exchange. The Company maintained active communication with the Guangdong Securities Regulatory Commission and the Shanghai Stock Exchange so as to ensure that the Self-Inspection Report reflected an objective and comprehensive view of the current status of corporate governance of the Company and the issues identified in the course of self-inspection, and that the particular reform plan proposed are feasible. Meanwhile, the Company made publicly available a special hotline and mailbox so as to facilitate the consultation of opinions with investors and the general public.

With the guidance and support of the Guangdong Securities Regulatory Commission and the Shanghai Stock Exchange, the Company has substantially completed its corporate governance project and the status of reform is hereby reported as follows:

I.  Issues identified by the Guangdong Securities Regulatory Commission during on-site inspection; the reform status

On 11 September 2007, the Guangdong Securities Regulatory Commission sent a team of inspectors to conduct an on-site inspection of the Company’s corporate governance. During the process, the following issues were raised:

1.
The Articles of Association of the Company failed to provide for specific measures to prevent the misappropriation of the assets of a public company by shareholders or effective controlling persons and the system of making claims against the relevant responsible persons, as required in the "Notice on Further Expediting Works Relating to Debt Clearance", and further failed to establish a system of “moratorium upon misappropriation” on the shares held by the major shareholders.

Reform measures: The controlling shareholder of the Company is China Southern Air Holdings Company, which is a national enterprise governed by the State-Owned Assets Supervision and Administration Commission of the State Council, and the establishment of the aforementioned systems is subject to approval by the competent authority. The Company has already referred such requirements to China Southern Air Holdings Company. Upon the completion of the submission procedures, the Company will amend its Articles of Association according to the approval.

2.
The power of nomination of candidates of directors (including independent directors) provided for in the Articles of Association was not consistent with the relevant requirements set forth in the “General Guidelines of Articles of Association of Listed Companies”, and the “Guidelines on Establishment of Independent Directorship of Listed Companies”.

Reform measures: The Company, being a publicly company listed both domestically and overseas, must comply with, among others, the “General Guidelines of Articles of Association of Listed Companies”, the “Guidelines on Establishment of Independent Directorship of Listed Companies”, and the “Mandatory Provisions of Articles of Association of Companies Listed Overseas” at the same time. However, there are discrepancies among these rules. Given that the CSRC is currently preparing its amendments to the “Mandatory Provisions of Articles of Association of Companies Listed Overseas”, the Company will amend its Articles of Association accordingly after the CSRC completes the amendments.

3.	The safety issue regarding the deposits of the Company with Southern Airlines Group Finance Company Limited, an affiliate of the Company

Reform measures: The Company has required that Southern Airlines Group Finance Company Limited files a written report to the financial department of the Company on a monthly basis regarding the status of deposits and loans of the Company and its subsidiaries with Southern Airlines Group Finance Company Limited, and the money transfers from Southern Airlines Group Finance Company Limited to the four major banks. In each month of 2007, Southern Airlines Group Finance Company Limited made written reports to the financial department of the Company to provide the relevant information. In addition, according to the calculation of the transfers by Southern Airlines Group Finance Company Limited during the period from January to September 2007, apart from the loans granted by the Company to its subsidiaries and the allocations to reserves, all other deposits of the Company with Southern Airlines Group Finance Company Limited have been transferred to the banks approved by the law of the PRC.

4.	The Company has not yet finished the procedures for obtaining the title certificates of some of its properties.

Reform measures: The Company has been communicating with the relevant governmental authorities to complete the procedures for obtaining the land use right to the new airport and the title certificates of the relevant properties as soon as possible.

II.  Issues identified during the self-inspection of the Corporate Governance Project

1.	Optimization of the establishment of the nomination committee of the Board

Reform measures: The Company set up its nomination committee in July 2007, and formulated the “Rules of Working Procedures of Nomination Committee of the Board”. Upon its establishment, the nomination committee has made recommendations on the candidates of directors, general managers and other senior management of the Company.

2.	Establishment and perfection of the long-term incentive system

Reform measures: At present, the Company is actively working on the establishment and perfection of the long-term incentive system. Upon finalization of the relevant requirements, the Company will actively and prudently proceed with the establishment and perfection of this system.

3.	Strengthening of training of directors, supervisors and senior management

Reform measure: In 2007, the Company has vigorously mobilized its directors, supervisors and senior management to participate in the various training programs arranged by the CSRC. In each of the training programs conducted in June, August and October 2007 by the Guangdong Securities Regulatory Commission under the CSRC, respectively, the Company sent three directors, supervisors or senior management to participate. In the future, the Company will strictly comply with the relevant requirements of the Shanghai Stock Exchange on the training of directors, supervisors and senior management, to ensure that each director, supervisor and member of the senior management finishes his/her training as required.

4.	A deputy general manager concurrently serves in one of the controlling shareholders.

Reform measures: At present, the Company has adopted a personnel transfer plan on this regard and has reported the same to the competent departments. It is expected that the issue that the deputy general manager concurrently serves in one of the controlling shareholders would be resolved by the end of the year.

III.  Review of the Reform Report

The “Report on Reforms of Corporate Governance Project of China Southern Airlines Company Limited” has been approved by a resolution of the interim meeting of the fifth session of the board of directors of China Southern Airlines Company Limited, and approved by a resolution of the interim meeting of the fifth session of the supervisory committee of China Southern Airlines Company Limited.

By the introduction of this corporate governance project, the Company has made in-depth assessment on the corporate governance, the information disclosure and the investor relations management of the Company. Taking into consideration of the on-site inspection of the Company conducted by the Guangdong Securities Regulatory Commission and the consultative opinions from the public, the Company has developed a specific reform plan and prescribed the time limit to address the relevant issues of the Company, and has implemented reforms vigorously. With the introduction of the Company’s corporate governance project, the standard of corporate governance of the Company has been heightened, the internal management and the management of investor relations improved, and the understanding of the general public and the investors on the Company enhanced. The Company viewed such project as a valuable opportunity to further its knowledge on, and strict compliance with, the various laws, regulations and regulatory systems, with a view to gradually achieve a healthy and perfect standard of corporate governance and management operation, continuously strengthen the investor relations management, facilitate the long-term and steady growth of the Company, and bring a better value to all of our shareholders.

By order of the Board
China Southern Airlines Company Limited

29 October 2007